Exhibit 4.14

ASSET PURCHASE AGREEMENT

among

WINGS THERAPEUTICS, INC.,

PROQR THERAPEUTICS I B.V.,

PROQR THERAPEUTICS VII B.V.,

PROQR THERAPEUTICS HOLDING B.V.

and

PROQR THERAPEUTICS, N.V.

Dated as of May 22, 2019

This document is intended solely to facilitate discussions and is subject in all respects to

Purchaser’s due diligence investigation.  Neither this document nor such discussions are intended to create, nor will either or both be deemed to create, a legally binding or enforceable offer or agreement of any type, unless and until a definitive written agreement is executed and delivered by each of the parties hereto.

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND

REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED

FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II) WOULD LIKELY

CAUSE COMPETITIVE HARM TO THE COMPANY IF DISCLOSED.

i

ii

This ASSET PURCHASE AGREEMENT, dated as of May 22, 2019, is among WINGS THERAPEUTICS, INC., a Delaware corporation (“Purchaser”), PROQR THERAPEUTICS I B.V., a company organized under the laws of The Netherlands (“ProQR I”), PROQR THERAPEUTICS VII B.V., a company organized under the laws of The Netherlands (“ProQR VII”), PROQR THERAPEUTICS HOLDING B.V., a company organized under the laws of The Netherlands and sole equity owner of ProQR I and PROQR VII (“Holding” and together with ProQR I and PROQR VII, each a “Seller” and together the “Sellers”), and, solely for purposes of Article VI, PROQR THERAPEUTICS N.V., a company organized under the laws of The Netherlands and sole equity owner of Holding (“Parent”).  Capitalized terms used herein have the meanings ascribed to them in Section 7.07.

WHEREAS, Sellers desires to sell, and Purchaser desires to purchase, that certain business of Sellers and their Affiliates consisting of the research, development, manufacturing and commercialization activities related to the discovery and development of pharmaceuticals in the Field, including without limitation, exon skipping programs relating to [***], and the program resulting in the compound known as QR-313 (collectively, the “Program”).

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

Purchase and Sale of Acquired Assets

SECTION 1.01           Purchase and Sale.  Sellers hereby contribute, sell, convey, assign, transfer and deliver to Purchaser, and shall cause their Affiliates to contribute, sell, convey, assign, transfer and deliver to Purchaser, and Purchaser hereby purchases from Sellers or their Affiliates, as applicable, all of Sellers’ and their Affiliates’ right, title and interest in, to and under the Acquired Assets, for a purchase price (the “Purchase Price”) consisting of (i) [***] shares of Purchaser’s common stock, $0.001 par value per share, which shares shall be issued by Purchaser to Holding on the Closing Date pursuant to that certain Subscription Agreement, dated as of the date hereof (the “Shares”) and which Shares represent nineteen and nine-tenths percent (19.9%) of the Fully Diluted Shares (as such term is defined in the Subscription Agreement), (ii) the Milestone Payment, payable in accordance with Section 1.02 below, (iii) the Royalty Payments, payable in accordance with Section 1.03 below and (iv) the assumption by Purchaser of the Assumed Liabilities.  The purchase and sale of the Acquired Assets, the assumption by Purchaser of the Assumed Liabilities, and the grant of licenses contained herein are referred to in this Agreement collectively as the “Acquisition”.  For U.S. federal income tax purposes, the Acquisition, together with the subscription for newly issued preference shares in Purchaser by EB Research Partnership, Inc. and [***] is intended to be treated as a tax deferred contribution under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), with the Milestone Payments and the Royalty Payments treated as property that is “boot” for purposes of Section 351(b) and, for all Tax purposes, that such Milestone Payments and Royalty Payments shall be treated as additional purchase price for the Acquired Assets and not a payment of royalties.  The parties shall file all applicable Tax Returns in accordance with the foregoing sentence and shall not take any Tax position that is inconsistent with the foregoing sentence, in each case, unless otherwise required by a final determination, within the meaning of Section 1313 of the Code (or similar provisions of state or local Tax Law).

SECTION 1.02           Milestone Payment.

(a)        Net Sales Milestone Event.  [***] Dollars ($[***]) (the “Milestone Event”), Purchaser shall pay to Holding the amount of [***] Dollars ($[***]) (the “Milestone Payment”) in accordance with Section 1.02(b) below.

(b)        Notice and Payment.  No later than [***] after the end of the Calendar Quarter in which the Milestone Event occurs, Purchaser shall (A) provide written notice to Holding of the occurrence of the Milestone Event and (B) pay the Milestone Payment.

SECTION 1.03           Royalty Payments.  During the Royalty Term, royalty payments (the “Royalty Payments”) shall be paid by Purchaser to Holding in accordance with this Section 1.03.

(a)        Royalty Rates.  The amount of the Royalty Payments shall equal (i) [***] percent ([***]%) of annual worldwide Net Sales of Patented Products up to $[***], (ii) [***] percent ([***]%) of annual worldwide Net Sales of Patented Products above $[***] and up to $[***], (iii) [***] percent ([***]%) of annual worldwide Net Sales of Patented Products above $[***] and up to $[***], and (iv) [***] percent ([***]%) of annual worldwide Net Sales of Patented Products above $[***].

(b)        Royalty Term.  The Royalty Payments payable by Purchaser to Sellers shall be paid on a Product-by-Product and country-by-country basis from the date of the first commercial sale of such Product in such country until the expiration in such country of the last to expire Valid Claim of a Transferred Patent claiming such Product (the “Royalty Term”).

(c)        Royalty Report and Payment.  During the Royalty Term, no later than [***] after the end of each Calendar Quarter, Purchaser or its Affiliates shall pay to Holding the Royalty Payments payable for such Calendar Quarter and provide a royalty report (the “Royalty Report”) showing:

(i)         the Net Sales of each Patented Product sold by (A) Purchaser and its Affiliates and (B) Purchaser’s Commercial Licensees, in each case during such Calendar Quarter;

(ii)        the Royalty Payments, reflected in Dollars, which shall have accrued hereunder with respect to any Net Sales of each Patented Product;

(iii)       withholding Taxes, if any, (x) deducted on a Product-by-Product and country-by-country basis and (y) subject to Section 1.04(b) in connection with the payment of such Royalty Payments; and

(iv)       the rate of exchange, if applicable, as calculated using the average of the foreign currency exchange rate for converting the applicable currency into Dollars as published by Bloomberg Business during the Calendar Quarter.

SECTION 1.04           Payments; Records and Audit; Efforts.

(a)        Manner of Payment and Exchange Rate.  All payments to be made by Purchaser to Holding under Sections 1.02 and 1.03 shall be made in Dollars and shall be paid by wire transfer in immediately available funds to such bank account in the United States as is designated in writing by Holding from time to time.  In computing the Dollar amount of Net Sales of a Patented Product outside the United States, after calculating the Net Sales in the currency of sale, the rate of exchange to be used in such computation shall be the average of the rate of exchange published by Bloomberg Business over the course of the Calendar Quarter in which such sales occurred.

(b)        Tax Withholding.  Purchaser acknowledges that, absent a change in Applicable Law (for the avoidance of doubt, including the Treaty), its interpretation or practice, after the date hereof, and provided that the Seller timely provides all required and properly completed required tax forms necessary to claim the benefits of a complete exemption from withholding tax, including with respect to Seller’s eligibility under the Convention between the United States and the Netherlands signed on December 18, 1992 (the “Treaty”), it will not deduct or withhold any United States federal income Taxes from the Milestone Payments and Royalty Payments.  Purchaser (or any of its Affiliates or agents, as the case may be) shall be entitled to deduct and withhold any Taxes from any other amounts payable pursuant to this Agreement such amounts, if any, as are required under Applicable Law to be so withheld or deducted.  To the extent such amounts are so withheld and remitted to the relevant Governmental Entity, such withheld amounts shall be treated for all purpose of this Agreement as having been paid to the Person in respect of whom such withholding was made, and in a timely manner and as promptly as reasonably practicable Purchaser (or any of its Affiliates) shall transmit to Sellers an official Tax certificate or other reasonable evidence of such Tax obligations and supporting calculations, together with proof of payment from the relevant Governmental Entity or other reasonable documentation in support thereof of all amounts deducted and withheld sufficient to enable Sellers to claim such payment of Taxes with the appropriate Governmental Entity.  Purchaser and its Affiliates shall provide Sellers with prior written notice of Purchaser’s (or any of its Affiliate’s) intention to withhold, the legal basis therefor and a reasonable opportunity to furnish forms, certificates or other items that would reduce or eliminate such withholding Taxes.  Each party agrees to use commercially reasonable efforts and to cooperate with the other party to minimize any anticipated withholding Tax required to be paid under any provision of federal, state, local, or foreign Tax law with respect to the payments made by Purchaser to Sellers or their Affiliates under this Agreement.

(c)        Records and Audit.  Purchaser shall keep, and shall contractually require that its Affiliates and its Commercial Licensees keep, books and records prepared in accordance with their respective standard accounting procedures and in accordance with GAAP, in each case consistently applied, for the purpose of determining and validating (i) the amount of Royalty Payments due to Holding hereunder, including, without limitation, the calculation of Net Sales in each country where Patented Products are sold, and (ii) whether or not the Milestone Event has occurred.  Such books and records will be kept at the principal place of business of Purchaser (or its Affiliates or its licenses, as applicable) and maintained for no less than [***] following the end of the Calendar Year to which they pertain.  At the request of Sellers, Purchaser and its Affiliates and its Commercial Licensees shall permit an independent certified public accountant appointed by Sellers and reasonably acceptable to Purchaser (or its Affiliates or Commercial Licensees, as applicable), at reasonable times and upon reasonable notice, to examine those records as may be necessary to determine, with respect to any Calendar Year ending not more than [***] prior to Sellers’ request, the correctness or completeness of any report or payment pursuant to Sections 1.02 or 1.03.  The foregoing right of review may be exercised only [***] per Calendar Year and only once with respect to each such periodic report and payment.  Results of any such examination shall be (A) limited to information relating to Patented Products, (B) made available to both Purchaser and Sellers and (C) subject to the confidentiality provisions set forth below.  Prior to commencing any examination, the independent certified public accountant shall have agreed in writing to maintain all information learned in confidence, except as necessary to disclose to Purchaser and Sellers the results of such examination, and shall have executed all customary release letters reasonably requested by Purchaser’s independent auditors.  Sellers shall bear the full cost of the performance of any such audit, unless such audit discloses a variance to the detriment of Sellers of more than [***] percent ([***]%) from the amount of the original report or Royalty Payment calculation.  In such case, Purchaser shall bear the full cost of the performance of such audit.  Any underpayments of Royalty Payments or the Milestone Payment shall be paid by Purchaser within [***] of notification of the results of such audit, together with interest at a rate of [***] percent ([***]%) [***] period since the payment due date.  Any overpayments of Royalty Payments or Milestone Payment shall be fully creditable by Purchaser against any amounts subsequently payable by Purchaser pursuant to this Agreement or, if no such amounts become payable within [***] after notification of such results, shall be refunded by Sellers to Purchaser or its designee.  Purchaser shall contractually require that its Affiliates and their respective Commercial Licensees submit to the exercise of Sellers’ right of audit hereunder.

SECTION 1.05           Transfer of Assets.

(a)        Sellers hereby sell, convey, assign, transfer and deliver to Purchaser, and hereby cause their Affiliates to sell, convey, assign, transfer and deliver to Purchaser, and Purchaser hereby purchases from Sellers and their Affiliates, all of Sellers’ and such Affiliates’ right, title and interest in, to and under the assets described or identified below (other than Excluded Assets), used in, or otherwise related to, the Program (collectively, the “Acquired Assets”):

(i)         the Intellectual Property listed in Schedule 1.05(a)(i) hereto, and all copies and tangible embodiments or descriptions thereof (in whatever form or medium) and all goodwill associated therewith, and all rights related to or otherwise associated with, any of the foregoing in any jurisdiction in the world (including all rights to collect royalties, products and proceeds in connection with any of the foregoing, and to sue and bring other claims for past, present and future infringement, misappropriation or other violation of any of the foregoing, and to recover damages (including attorneys’ fees and expenses) in connection therewith) (collectively, the “Transferred Intellectual Property”):

(ii)        all Supplies;

(iii)       [intentionally omitted];

(iv)       the Contracts identified in Schedule 1.05(a)(iv) hereto (collectively, the “Transferred Contracts”);

(v)        all Regulatory Materials, including without limitation those identified in Schedule 1.05(a)(v) hereto;

(vi)       all books and records (or portions of books and records), including laboratory notebooks and other records, pre-clinical and clinical studies lists, files (including patent prosecution files), documents, correspondence, creative and promotional materials, studies, reports, data (including all pharmacological, pre-clinical, clinical, analytical, quality control and manufacturing data (including batch records and technical reports)) and other printed, written or electronic materials (in all cases, in any form or medium);

(vii)      all goodwill of, or associated with, the Program and the use of its Trademarks; and

(viii)     Except as described on Schedule 1.05(a)(viii), all proprietary rights to the information, materials, data and work product in respect of research and development activities and pre-clinical trials conducted or being conducted as part of the Program or otherwise for use in connection with the research or development of any Product.

(b)        Notwithstanding anything to the contrary contained in Section 1.05(a) or elsewhere in this Agreement, the following (collectively, the “Excluded Assets”) shall not be part of the sale and purchase contemplated hereunder, are excluded from the Acquired Assets, and shall remain the property of Sellers or their Affiliate after the Closing:

(i)         all cash and cash equivalents of Sellers and their Affiliates;

(ii)        all assets of Sellers and their Affiliates that are not Acquired Assets;

(iii)       the general ledgers, accounting records, minute books, statutory books and corporate seals;

(iv)       the personnel records and any other records that the Seller or any subsidiary of Seller is required by Law to retain in its possession

(v)        all bank accounts;

(vi)       the capital stock, or partnership or limited liability company interests, as applicable, of all subsidiaries of the Seller;

(vii)      all rights and claims of Sellers or any of their Affiliates to the extent relating to any Excluded Asset or any Excluded Liability, including any such items arising under insurance policies and all guarantees, warranties, indemnities and similar rights in favor of Sellers and their Affiliates in respect of any Excluded Asset or any Excluded Liability; and

(viii)     all rights of Sellers and their Affiliates under this Agreement, the Other Transaction Documents and the other agreements and instruments executed and delivered in connection with this Agreement.

SECTION 1.06           Assumed Liabilities.

(a)        Upon the terms and subject to the conditions of this Agreement, Purchaser shall assume, effective as of the Closing, all of the following liabilities, obligations and commitments (“Liabilities”) of Sellers, other than any Excluded Liability (the “Assumed Liabilities”):

(i)         any and all Liabilities arising from Purchaser’s ownership of, and activities related to, each of the Acquired Assets and the Program, including its development, use, marketing and exploitation of any Products from and after the Closing; and

(ii)        all Liabilities of Sellers under the Transferred Contracts, each as related to the period from and after the Closing (other than liabilities and obligations attributable to any failure by any Seller or their Affiliates to comply with the terms thereof).

(b)        Notwithstanding any other provision of this Agreement, Purchaser shall not assume any Excluded Liability.  The term “Excluded Liability” means:

(i)         any and all Liabilities to the extent arising out of or relating to the Excluded Assets; and

(ii)        any and all Liabilities arising prior to the Closing Date from Sellers’ or their Affiliates’ ownership of, and activities related to, the Program, including the development, use, marketing and exploitation of any Products prior to the Closing, but excluding the payment of any operational cost for the Program incurred as of April 1, 2019 that Purchaser agreed to pay, which payment will be settled after Closing.

SECTION 1.07           Further Assurances.  If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, at any party’s reasonable request and, subject to Section 5.03, at such party’s sole cost and expense, each party shall take such further action (including the execution and delivery to the other party of such other reasonable instruments of sale, transfer, conveyance, assignment, assumption and confirmation, providing materials and information) as shall reasonably be deemed necessary to transfer, convey and assign to Purchaser all of the Acquired Assets and to confirm Purchaser’s assumption of the Assumed Liabilities.

SECTION 1.08           Allocation of Payments.  Purchaser and Sellers will make reasonable efforts to agree on an allocation of the payments made pursuant to Section 1 among the Acquired Assets in a manner that is consistent with the principles of Section 1060 of the Internal Revenue Code of 1986, as amended (or any successor provision of any future Tax law, or any comparable provision of state, local or foreign Tax law), within [***] after the Closing Date; provided,  however, the Parties agree to use any explicit allocations that are set forth in this Agreement.  If the Parties are able to agree to an allocation of the payments hereunder pursuant to the preceding sentence, Purchaser and Sellers will (a) act in accordance with such allocation in the preparation and filing of all Tax returns (including the preparation and filing of IRS Form 8594, if applicable) and (b) take no position inconsistent with the allocation for any Tax purposes unless required by Applicable Laws.  In the event that such allocation is disputed by any Tax authority, the party receiving notice of the dispute shall promptly notify the other party hereto and shall forward to such other party copies of all correspondence with such Tax authority in respect of such disputed allocation.  If Purchaser and Sellers are unable to agree as to the allocation of the payments hereunder, then Purchaser and Sellers may each prepare their own allocation and each of Purchaser and Sellers swill have no liability to the other for any additional Taxes that may be imposed by any Tax authority as a result of the inconsistencies between the respective allocations of the Purchase Price by Purchaser and Sellers.

SECTION 1.09           Transition Plan.  In order to transfer the Program responsibility to Purchaser as contemplated hereunder, the Parties shall use commercially reasonable efforts to comply with the transition plans set forth as Schedule 1.9 hereto (collectively the “Transition Plan”), which, for clarity, shall consist of those plans for Sellers and their Affiliates to transfer to Purchaser:  (a) regulatory obligations in respect of the Regulatory Materials; (b) the inventory of Seller Product; (c) results and data from all pre-clinical studies relating to Seller Products conducted prior to the Closing; and (d) all Know-How included within the Transferred Intellectual Property.  In furtherance thereof, Sellers and their Affiliates shall make available to Purchaser appropriately qualified personnel to provide consulting and technical scientific support to Purchaser with respect to the transfer of the Know-How included within the Transferred Intellectual Property (collectively, the “Transfer Activities”).  Sellers and Purchaser will initiate the Transfer Activities promptly after the Closing in accordance with a time plan as specified in the Transition Plan.  Within [***] after Closing, Sellers and/or their Affiliates shall execute and deliver a letter to the applicable Regulatory Authority authorizing Purchaser and its designees to cross-reference the existing INDs and other Regulatory Materials covering the Seller Products.  Sellers and Purchaser shall use commercially reasonable efforts to perform the Transfer Activities and complete such Transfer Activities within the time periods specified in the Transition Plan.

ARTICLE II

Closing

SECTION 2.01           Closing.  The closing of the Acquisition (the “Closing”) shall take place on the date hereof (the “Closing Date”) either (a) electronically or (b) at such other place and in such other manner as is mutually agreeable to Purchaser and Seller.  The Closing and will be effective as of 12:01 AM New York local time on the Closing Date.

(a)        In connection with the execution and delivery of this Agreement, Purchaser has delivered to Sellers:

(i)         an executed counterpart of the Assignment and Assumption Agreement with respect to the Assumed Liabilities;

(ii)        an executed counterpart of the IP Assignment Documents with respect to the Transferred Intellectual Property; and

(iii)       executed counterparts of the Subscription Agreement and the Stockholder Agreements.

(b)        In connection with the execution and delivery of this Agreement, Sellers have delivered to Purchaser:

(i)         the Bill of Sale and such other instruments and documents as Purchaser may reasonably request to effect or evidence the transfer to Purchaser of the Acquired Assets;

(ii)        an executed counterpart of the Assignment and Assumption Agreement with respect to the Assumed Liabilities;

(iii)       an executed counterpart of the IP Assignment Documents with respect to the Transferred Intellectual Property; and

(iv)       executed counterparts of the Subscription Agreement and the Stockholder Agreements.

ARTICLE III

Representations and Warranties of Seller

Except as set forth in the Seller Disclosure Schedule attached hereto (the “Seller Disclosure Schedule”), Sellers hereby represent and warrant to Purchaser as of the Closing Date as follows:

SECTION 3.01           Authority.  Sellers and each of their Affiliates that is transferring Acquired Assets to Purchaser hereunder is a legal entity, duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its organization.  Sellers have all requisite corporate power and authority to enter into this Agreement, and Sellers and each of their Affiliates have all requisite corporate power and authority to enter into the Other Transaction Documents to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby.  All corporate acts and other proceedings required to be taken by Sellers and each of their Affiliates to authorize the execution, delivery and performance of this Agreement and the Other Transaction Documents to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby have been duly and properly taken.  This Agreement and the Other Transaction Documents have been duly executed and delivered by Sellers and, assuming this Agreement and the Other Transaction Documents have been duly authorized, executed and delivered by Purchaser and, if applicable, its Affiliates, constitute a legal, valid and binding obligation of Sellers, enforceable against Sellers in accordance with their terms, subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles.

SECTION 3.02           No Conflicts; Consents.

(a)        The execution and delivery of this Agreement and the Other Transaction Documents by Sellers and their Affiliates, as applicable, and the consummation of the transactions contemplated hereby and thereby, and compliance with the terms and conditions hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any liens, claims, encumbrances, security interests, licenses, covenants not to use, options, charges or restrictions of any kind (“Liens”) upon any of the Acquired Assets under any provision of (i) the certificate of incorporation or by-laws (or the comparable governing instruments) of Sellers or any of their

Affiliates, (ii) any contract, to which either Seller or such Affiliate is a party or by which any of their respective properties or assets are bound, or (iii) any judgment, order or decree, or, subject to the matters referred to in clauses (i) and (ii) of paragraph (b) below, Applicable Laws; except in the case of clauses (ii) and (iii) as would not have a material adverse effect on the ability of Sellers to consummate the transactions contemplated hereby or under the Other Transaction Documents and to perform their obligations under this Agreement or under each of the Other Transaction Documents.  No vote or approval of the stockholders of either Seller or any of their Affiliates is required in order to consummate the transactions contemplated by this Agreement or the Other Transaction Documents.

(b)        The execution, delivery and performance of this Agreement and the Other Transaction Documents, and the consummation of the transactions contemplated hereby or thereby, do not, and will not, require any consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Entity except as may be required solely by reason of Purchaser’s or any Affiliate of Purchaser’s (as opposed to any third party’s) participation in the transactions contemplated hereby or thereby, including recordation of suitable patent assignment documents in the U.S. Patent and Trademark Office and comparable foreign patent offices and assignments of Regulatory Materials with Governmental Entities.

SECTION 3.03            Assets and Properties.  Schedule 1.05 hereto lists all of the Acquired Assets.  Except as set forth on Section 3.03 of the Seller Disclosure Schedule, the Acquired Assets are the assets used or necessary to conduct the Program as currently conducted by Sellers.  Sellers or their Affiliates have good and valid title to all Acquired Assets, in each case free and clear of all Liens.  Neither Seller nor any of their Affiliates has any indebtedness that would create a Lien on the Acquired Assets or prevent the sale, transfer and assignment of the Acquired Assets as contemplated by this Agreement.  At the Closing, Sellers or their Affiliates, as applicable, will transfer to Purchaser good record (where applicable) and marketable title to all of the Acquired Assets, in each case free and clear of all Liens.  All of the Supplies included within the Acquired Assets conform to the specifications annexed to Section 3.03 of the Seller Disclosure Schedule.

SECTION 3.04           Intentionally Omitted.

SECTION 3.05           Intellectual Property.

(a)        Schedule 1.05(i) hereto sets forth, for each Transferred Patent, the name of the current owner(s) (including any co-owner) thereof (and, if the owner is not a Seller or any of their Affiliates, the corresponding license agreement pursuant to which Sellers and/or any of their Affiliates have the right to use such Intellectual Property) and the jurisdiction of each such issued or pending Patent.  The Transferred Patents are (A) valid, enforceable, subsisting and in full force and effect and/or, as applicable, have been filed in accordance with all Applicable Laws, (B) are not the subject of any opposition, cancellation, interference, reissue, reexamination or other similar proceeding, (C) owned, held and recorded solely in the name of a Seller or its Affiliate as record and beneficial owner and (D) in compliance with all formal legal requirements.  All annuity and maintenance fees that are necessary in order to keep the Transferred Patents in force have been paid by the Sellers and Section 3.05(a) of the Seller Disclosure Schedule lists all maintenance fees or actions falling due within [***] after the date hereof.

(b)        Either Sellers or their Affiliates solely and exclusively owns all right, title and interest in and to the Transferred Intellectual Property, free and clear of all Liens, including any restrictions, limitations and obligations (including any royalty payment or other obligations or contractual limitations), and the consummation of the transactions contemplated hereby does not conflict with, alter or impair any such rights of Sellers and/or their Affiliates in or to any of the Transferred Intellectual Property and the Transferred Intellectual Property shall be solely and exclusively owned or available for use by Purchaser immediately after the Closing on terms and conditions substantially identical to those under which Sellers or any of their Affiliates owned and/or used the Transferred Intellectual Property immediately prior to the Closing.  No Transferred Intellectual Property is subject to any outstanding consent, settlement, decree, order, injunction, judgment or ruling, or any contract restricting or otherwise limiting the use, ownership, validity, enforceability, disposition or exploitation thereof.

(c)        No academic institution, research center or Governmental Entity (or any person working for or on behalf of any of the foregoing) or any other person (other than Sellers and/or any of their Affiliates) has, or will be entitled to have, any right, title or interest (including any “march in” or co-ownership rights) in or to any Transferred Intellectual Property (including any claim or option to any of the foregoing).  Except as set forth in Section 3.05(c) of the Seller Disclosure Schedule, neither Seller nor any of their Affiliates has granted any license (including any sublicense), option, assignment or other agreement (including any covenants not to sue) or any other right, title or interest with respect to any Transferred Intellectual Property.

(d)        To the Knowledge of the Sellers, the conduct of the Program and the research and development of Products by Sellers and their Affiliates has not infringed, misappropriated or otherwise violated the Intellectual Property rights of any other person.  Neither Seller nor any of their Affiliates has received any written charge, complaint, claim, demand, communication or other notice, or is or has been a party to any lawsuit, claim, action or proceeding, where any person has (i) alleged, with respect to the Program or any Product, that Sellers or any of their Affiliates has infringed, misappropriated or otherwise violated, or will violate through the Program or the exploitation of any such Product, any Intellectual Property rights of any other person (including pursuant to any notice or demand that a Seller or any of its Affiliates must license or refrain from using any Intellectual Property of any other person), or (ii) challenged the validity, use, ownership, enforceability of, or has claimed any right, title or interest in or to, any Transferred Intellectual Property, and, with respect to each of clauses (i) and (ii) no such claim has been asserted or threatened, and to the Knowledge of Sellers there is no reasonable basis for any such claim.  To the Knowledge of Sellers, no person has infringed, misappropriated or otherwise violated any Transferred Intellectual Property.

(e)        Sellers and their Affiliates have taken commercially reasonable steps to protect, and to maintain and enforce all rights under, the Transferred Intellectual Property, including the secrecy, confidentiality and value of trade secrets and other confidential information.  To the extent permissible under Applicable Law, Sellers and each of their Affiliates require each of their current and former employees and consultants to enter into valid and enforceable agreements with Sellers or such Affiliate pursuant to which such person agrees and is bound to maintain and protect the confidential information of Sellers and their Affiliates and assigns to Sellers or such Affiliate all Intellectual Property authored, developed or otherwise created by such person in the course of such person’s employment or other engagement with Sellers or any of their

Affiliates, all in accordance with all Applicable Laws, and uses commercially reasonable efforts to ensure that any entity conducting any research, develop or other activities on behalf of Sellers or their Affiliates does the same.

(f)        The listed inventors in the Transferred Patents are the only inventors of such Patents, including as the term “inventor” is defined and interpreted under United States patent law or patent laws of other relevant jurisdictions, and all inventors of any inventions claimed or covered by any Transferred Patent or other Transferred Intellectual Property have each assigned such person’s entire right, title and interest in and to any and all intellectual property rights in and to such inventions to a Seller or their Affiliates, or, if a Seller or its Affiliates acquired any such Patents or other Intellectual Property, then to the person who employed or otherwise engaged such inventor, and such person has assigned the same to a Seller or its Affiliate.  To the Knowledge of Sellers, no claims have been asserted challenging the inventorship of any of the Transferred Patents.

SECTION 3.06           Compliance with Applicable Laws.  Sellers and their Affiliates are, and have been, in compliance with all applicable federal, state, local or foreign statutes, laws, principles of common law, ordinances, rules, orders, regulations and any other provisions having the force or effect of law, including the United States Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1 et seq.), the United Kingdom Bribery Act 2010, or any Applicable Law prohibiting similar conduct of any applicable jurisdiction, except for instances of noncompliance that, individually or in the aggregate, would not be material to the Acquired Assets, the Program or the Products.  Neither Seller nor any of their Affiliates has received during the [***] prior to the date hereof any written communication from a Governmental Entity that alleges that Sellers or any of their Affiliates is in violation of any Applicable Laws except for any such violations that, individually or in the aggregate, would not be material to the Acquired Assets, the Program or the Products.

SECTION 3.07           Absence of Undisclosed Liabilities.  Neither Seller nor any of their Affiliates has any liabilities, obligations or commitments of any nature, whether accrued, absolute, contingent, or otherwise (including liabilities, as guarantor or otherwise, in respect of obligations of others) that would (a) create a Lien on any of the Acquired Assets or (b) become, by Applicable Law or otherwise, a liability or obligation of Purchaser upon the execution of this Agreement and/or the taking of the actions contemplated by this Agreement, or (c) prevent the sale, transfer and assignment of the Acquired Assets as contemplated by this Agreement.

SECTION 3.08          Litigation.  No litigation, arbitration, action, suit, proceeding or investigation (whether conducted by any judicial or regulatory body, arbitrator, or other Person) affecting the Program or the Acquired Assets is pending, or threatened in writing, against any Seller or any of their Affiliates.  To the Knowledge of Sellers, there is no basis for any litigation, arbitration, action, suit, proceeding or investigation relating to the Program or affecting the sale, transfer and assignment of the Acquired Assets.

SECTION 3.09           Taxes.  There are no Liens for Taxes on the Acquired Assets.

SECTION 3.10           Transferred Contracts.  All of the Transferred Contracts are in full force and effect.  Sellers and their Affiliates have performed all material obligations required to be performed by it and is not in material default under or in material breach of nor in receipt of any written claim of default or breach under any Transferred Contract and no event has occurred which (with or without the passage of time or the giving of notice or both) would, or would reasonably be expected to, (i) result in a material default, breach or event of noncompliance by any Seller or its Affiliate under any Transferred Contract, (ii) give any Person the right to declare a material default or exercise any remedy under any Transferred Contract, (iii) give any Person the right to materially accelerate the maturity or performance of any Transferred Contract, or (iv) give any Person the right to cancel, terminate or modify any Transferred Contract.  Seller:  (i) has not received any written notice regarding any actual or possible material violation or breach of, or default under, any Transferred Contract; and (ii) has not waived any of its rights under any Transferred Contract.  Sellers have provided to Purchaser a true, correct and complete copy of each of the Transferred Contracts, together with all written amendments, waivers or other changes thereto.

SECTION 3.11           Regulatory Compliance.

(a)        All Seller Products that are subject to the jurisdiction of the FDA, the EMA or comparable Governmental Entities are being and have been manufactured, labeled, stored and tested in compliance in all material respects with all applicable rules and regulations of the FDA, EMA and all other requirements of applicable Governmental Entities.  The Seller Products are not, and have never been, commercially distributed.  Seller has not received any written or oral notice from the FDA, EMA or any other Governmental Entity or third Person alleging that its manufacturing, labeling, storing, testing, distributing, or other practices are unlawful or threatening to revoke, suspend, cancel, withdraw, curtail, or seek damages related to any existing certification, license, or approval necessary to the operation of Seller’s business.  None of the Seller Products have been the subject of any voluntary or involuntary recall, third party action or governmental investigation other than routine inspections of Sellers’ facilities, and all U.S. and international regulatory approvals, licenses, and certifications are owned by and registered in the name of Sellers and are in full force and effect.

(b)        All human clinical trials conducted in relation to Seller Products by or on behalf of Sellers have been, and are being, conducted in all material respects in compliance with the applicable requirements of Good Clinical Practices and all applicable requirements relating to protection of human subjects contained in 21 CFR Parts 50, 54, and 56 and all similar Applicable Laws. Section 3.11(b) of the Seller Disclosure Schedule contains a complete and accurate list of all Phase I and Phase II clinical trials that have been or are being conducted by or on behalf of Sellers or their Affiliates relating to the Program.

(c)        Sellers and their Affiliates have, in relation to the Seller Products, not made any untrue statement of fact or fraudulent statement to the FDA, the EMA or any other Governmental Entities, nor have they failed to disclose any fact required to be disclosed to the FDA, the EMA or any other Governmental Entity, and to the Knowledge of Sellers, no officer, employee, agent, or subcontractor of Sellers has made any untrue statement of fact or fraudulent statement to the FDA, the EMA or any other Governmental Entity relating to the Seller Products, nor has any officer, employee, agent, or subcontractor of Sellers failed to disclose any facts required to be disclosed to the FDA, the EMA, or any other Governmental Entity relating to the Sellers, their Affiliates, or Seller Products.

(d)        All Manufacturing operations conducted by, or for the benefit of, Sellers or their Affiliates with respect to Seller Products have been and are being conducted in accordance, in all material respects, with Good Manufacturing Practices where required by FDA or EU Applicable Laws for drug substances or drug products.  Sellers and their Affiliates are in compliance in all material respects with all applicable registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 CFR Part 207 and all similar Applicable Laws.  No Seller Product, whether or not distributed is or has been adulterated or misbranded.  All labeling of Seller Products is in compliance in all material respects with requirements of the FDA and any other applicable Governmental Entity.

(e)        Neither Sellers nor their Affiliates nor, to the Knowledge of Sellers, any of their representatives, agents, or subcontractors (including any clinical research organization or investigator utilized by Sellers), has been convicted of any crime or engaged in any conduct which could result in criminal liability or debarment or disqualification by the FDA, EMA or any other Governmental Entity; or to the Knowledge of Sellers debarred or disqualified by the FDA, EMA or other Governmental Entity.  To the Knowledge of Sellers, no Seller nor any Affiliates of Seller is employing or utilizing the services of any individual or organization that has been debarred or disqualified by the FDA, EMA or any other Governmental Entity.

(f)        Neither Seller, nor their Affiliates, nor any of their representatives, nor any of their licensees or assignees of material Intellectual Property, has received any written notice that the FDA, EMA or any other comparable Governmental Entity has initiated, or threatened to initiate, any action to issue a clinical hold, suspend any clinical trial, suspend or terminate any IND sponsored by Sellers or otherwise restrict the preclinical research on or clinical study of any Seller Product or to recall, suspend or otherwise restrict the manufacture of any Seller Product.

(g)        All animal studies or other preclinical tests performed as the basis for any regulatory approval required for the Seller Products have been conducted, where required, in accordance, in all material respects, with applicable Good Laboratory Practice requirements contained in 21 CFR Part 58 and all similar Applicable Laws and regulations.

(h)        With respect to Seller Products, Sellers have made available to Purchaser or its representatives accurate and complete copies of any and all notices of inspectional observations, establishment inspection reports and any other material documents received by Seller from the FDA, EMA or other similar Governmental Entity, that state or describe a lack of compliance with the regulatory requirements of the FDA, EMA or other similar Governmental Entity.  Sellers have made available to Purchaser for review all material correspondence to or from the FDA, EMA or other similar Governmental Entity, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA, EMA or other similar Governmental Entity, and all other documents concerning material communications to or from the FDA, EMA or other similar Governmental Entity, or prepared by or which bear in any material way on Sellers’ compliance with regulatory requirements of the FDA, EMA or other similar Governmental Entity, or on the likelihood or timing of approval of any Seller Products.  Section 3.11(h) of the Seller Disclosure Schedule sets forth a complete and accurate list of all documents described in this Section 3.11(h) of the Seller Disclosure Schedule, each of which has been made available to Purchaser.

(i)         There are no proceedings pending or, to the Knowledge of Sellers, threatened in writing with respect to a violation or alleged violation by Sellers or their Affiliates of the FDCA, the PHSA or any other applicable law or regulation promulgated by any other comparable Governmental Entity.

(j)         Sellers possess, and have included in the Acquired Assets, quantities of Phase I drug product of QR-313 that Sellers believe are sufficient to perform those Phase I or Phase II clinical trials described in Section 3.11(b) of the Seller Disclosure Schedule in compliance with all Applicable Laws, and (ii) the capabilities to manufacture clinical trial materials in compliance with all Applicable Laws.

(k)        Sellers have in their possession, or have access to, all material documentation of the chemistry, manufacturing and controls activities undertaken in the development of the Seller Products to date.  Sellers have in their possession, or have access to, all documentation related to tests and studies, including, for example, case report forms and data analyses, undertaken in the development of the Seller Products to date.

SECTION 3.12           Potential Conflicts of Interest.  Except as set forth in Section 3.12 of the Seller Disclosure Schedule, no officer, director, stockholder, or other Affiliate of a Seller (a) owns, directly or indirectly, in whole or in part, any tangible or intangible property that the Sellers are using or the use of which is necessary for the business of the Sellers as it relates to the Program; (b) has any cause of action or other claim whatsoever against the Sellers relating to the Program; or (c) is party to, or entitled to any benefit under, a Transferred Contract.

SECTION 3.13           Brokers’ and Finders’ Fees.  Sellers and their Affiliates have not incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any Other Transaction Document to which Sellers are a party or any transaction contemplated hereby or thereby.

ARTICLE IV

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Sellers as follows:

SECTION 4.01           Authority.  Purchaser is a legal entity, duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.  Purchaser has all requisite corporate power and authority to own and operate its properties and assets and carry on its business as currently conducted, and to enter into this Agreement and the Other Transaction Documents to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby.  All corporate acts and other proceedings required to be taken by Purchaser to authorize the execution, delivery and performance of this Agreement and the Other Transaction Documents to which it is, or is specified to be, a party and to consummate the transactions contemplated hereby and thereby have been duly and properly taken.  This Agreement and the Other Transaction Documents have been duly executed and delivered by Purchaser and, assuming this Agreement and the Other Transaction Documents have been duly authorized, executed and delivered by Sellers, constitute a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with their terms, subject, as to enforcement, to applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors’ rights generally and to general equitable principles.

SECTION 4.02           No Conflicts; Consents.

(a)        The execution and delivery of this Agreement and each Other Transaction Document by Purchaser does not, and will not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Purchaser under, any provision of (i) its certificate of incorporation or by-laws, (ii) the provisions of any of Purchaser’s preferred shares or convertible securities, (iii) any contract to which Purchaser is a party or by which any of its properties or assets are bound or (iv) any judgment, order, or decree, or, subject to the matters referred to in paragraph (b) below, Applicable Laws, except, in the case of clauses (iii) and (iv), as would not have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby or under any of the Other Transaction Documents and to perform its obligations under this Agreement and under each of the Other Transaction Document.  No vote or approval of the stockholders of Purchaser or any of its Affiliates is required in order to consummate the transactions contemplated by this Agreement or the Other Transaction Documents.

(b)        No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of its Affiliates in connection with the execution, delivery and performance of this Agreement, the Other Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

SECTION 4.03          Actions and Proceedings.  There are no (a) outstanding judgments, orders, injunctions or decrees of any Governmental Entity against Purchaser, (b) lawsuits, actions or proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser, or (c) investigations by any Governmental Entity which are pending or, to the knowledge of Purchaser, threatened against Purchaser.

ARTICLE V

Covenants

SECTION 5.01           Publicity.  Sellers and Purchaser agree that no public release or announcement shall be issued or any communications made to any news media concerning the transactions contemplated hereby or under the Other Transaction Documents by either party or its Affiliates without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by Applicable Laws or the rules or regulations of any United States or foreign securities exchange to which such party is subject.

SECTION 5.02           Bulk Transfer Laws.  The parties hereby waive compliance with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the sale of the Acquired Assets to Purchaser.

SECTION 5.03           Tax Matters.  Sellers will pay all federal, state, local and foreign taxes imposed on it by Applicable Law arising out of the sale and transfer of the Acquired Assets (“Transfer Taxes”).  Purchaser and the Sellers shall use reasonable efforts to minimize the amount of all such Transfer Taxes and shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation.  The Party that is required by applicable law to make the filings, reports or returns and to handle any audits or controversies with respect to any applicable Transfer Taxes shall do so, and the other Party shall cooperate with respect thereto as necessary.

SECTION 5.04           Books and Records.

(a)        In order to facilitate the resolution of any claims made against or incurred by Sellers prior to the Closing, or for any other reasonable purpose, for a period of [***] after Closing, Purchaser shall:

(i)         retain the books and records relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of Sellers; and

(ii)        upon reasonable notice afford the Sellers’ representatives access (including the right to make, at Sellers’s expense, photocopies), during normal business hours, to such books and records.

(b)        In order to facilitate the resolution of any claims made by or against or incurred by Purchaser after Closing, or for any other reasonable purpose, for a period of [***] after Closing, Sellers shall:

(i)         retain the books and records of Sellers which relate to the Acquired Assets and its operations for periods prior to Closing; and

(ii)        upon reasonable notice, afford Purchaser’s representatives reasonable access, during normal business hours, to such books and records.

(c)        Neither Purchaser nor Sellers shall be obligated to provide the other party with access to any books or records pursuant to this Section 5.04 where such access would violate any Applicable Law.

SECTION 5.05           Recordation of Transfer of Intellectual Property.  Purchaser shall be responsible, at its sole cost and expense, for all applicable recordations of the assignment of the Transferred Intellectual Property.

SECTION 5.06           Non-Competition.  For a period of [***] following the Closing Date (the “Restricted Period”), Sellers shall not, and shall cause their Affiliates not to, directly or indirectly, engage or participate, anywhere in the world, in the development, product design, manufacturing, production, distribution, marketing, sale, commercialization or other similar activities relating to the discovery and development of Restricted Products, in each case including by owning, managing, operating, controlling or otherwise participating in the ownership, management, operation or control of any entity engaged in any such activities, whether as an employer, proprietor, partner, equityholder, consultant, agent, lender or guarantor or otherwise.  If a court of competent jurisdiction determines in a final, non-appealable judgment that the Sellers have breached the terms of this Section 5.06, then the Restricted Period shall be extended by a period of time equal to the duration of such breach.

SECTION 5.07           Confidential Information.  The Sellers shall keep confidential, and shall cause their Affiliates and instruct their officers, directors, employees and advisors to keep confidential, all non-public information relating to the Program, the Acquired Assets and the Assumed Liabilities, except as required by law or with Purchaser’s written consent and except for information that becomes public other than as a result of a breach of this Section 5.07.

SECTION 5.08           Non-Assertion Clause.  The Parties hereto hereby acknowledge that Purchaser has acquired the Transferred Intellectual Property under this Agreement with the intention to Develop and Commercialize the Program.  As a result, while this Agreement is still in effect, in the event that any activities of Purchaser or any licensee of Purchaser with respect to the Development, Manufacturing, Commercialization or other efforts to Exploit the Program infringe any Intellectual Property of Sellers or their Affiliates (a “Blocking Claim”), Sellers covenant and agree for themselves and their Affiliates that they will not directly or indirectly enforce such Blocking Claim against Purchaser or any licensee of Purchaser with respect to such activities.

SECTION 5.09           Transition Support.  Sellers will, and will cause their Affiliates to, continue to perform their best efforts to reasonably support the Purchaser’s conduct of the Program following the Closing, provided that Sellers and their Affiliates resources are reasonably available and such use would not have a material negative impact on Sellers’ and their Affiliates’ other businesses.  Sellers agree to, and to cause their Affiliates to, continue to reasonably cooperate with the Purchaser at cost price on the development of Seller Product QR-313, by making individuals available for the Purchaser’s scientific advisory board and Board of Directors.

ARTICLE VI

Indemnification

SECTION 6.01           Indemnification by Sellers and Parent.  From and after the Closing, Sellers and Parent, jointly and severally, shall indemnify Purchaser and its Affiliates and each of their respective officers, directors, employees, agents, representatives, partners, shareholders and members against and hold them harmless from any loss, liability, claim of any kind, damage, diminution, obligation, interest or expenses (including reasonable and documented legal fees and expenses and the cost of enforcing any right to indemnification hereunder) (collectively, “Losses”) suffered or incurred by any such indemnified party to the extent arising from (a) any breach of any representation or warranty of Sellers contained in this Agreement or in any of the Other Transaction Documents, or in any certificate or instrument delivered pursuant hereto or thereto, (b) any breach of any covenant of Sellers contained in this Agreement or any of the Other Transaction Documents, or in any certificate or instrument delivered pursuant hereto or thereto, or (c) any Excluded Liability.

SECTION 6.02          Indemnification by Purchaser.  From and after the Closing, Purchaser shall indemnify Sellers and their Affiliates and each of their respective officers, directors, employees, agents, representatives, partners, shareholders and members against and hold them harmless from any Losses suffered or incurred by any such indemnified party to the extent arising from (a) any breach of any representation or warranty of Purchaser contained in this Agreement or any of the Other Transaction Documents, or in any certificate or instrument delivered pursuant hereto or thereto, (b) any breach of any covenant of Purchaser contained in this Agreement or any of the Other Transaction Documents, or in any certificate or instrument delivered pursuant hereto or thereto, or (c) any Assumed Liability.

SECTION 6.03           Indemnification Payments; Limitations on Liability.  The amount of any Losses for which indemnification is provided under this Article VI shall be net of any amounts actually received by the indemnified party under insurance policies with respect to such Losses.

(a)        Notwithstanding anything to the contrary contained in this Agreement, any “materiality” or other similar qualification contained in a representation or warranty shall not be given any effect solely for purposes of determining the amount of Losses arising from any breach of any such representation or warranty.

(b)        If Purchaser asserts a claim pursuant to this Agreement for indemnification against Losses and (i) Sellers agree in writing that Purchaser is entitled to indemnification with respect to such Losses or (ii) a court of competent jurisdiction determines in a final, non-appealable judgment that Purchaser is entitled to indemnification with respect to such Losses, then Purchaser shall have the right to withhold from any unpaid Milestone Payments and/or any unpaid Royalty Payments the amount of such Losses.

(c)        Notwithstanding any provision herein, neither Sellers, Parent nor Purchaser, nor any of their respective Affiliates, shall in any event be liable for any punitive damages in connection with any claims arising hereunder, except on account of any indemnity obligation set forth in Section 6.01 or Section 6.02 to the extent punitive damages are actually awarded to a third party in connection with a Third Party Claim.

(d)        Payments by an indemnifying party pursuant to Sections 6.01 or 6.02 in respect of any Losses shall be limited to the amount of any liability or damage that results after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received by the indemnified party in respect of any such claim.  The indemnifying party shall use its commercially reasonably efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement.

(e)        Sellers and Purchaser shall each take, and shall cause their respective Affiliates to take, all reasonable steps to mitigate any Losses upon becoming aware of any event or circumstance that would reasonably be expected to, or does, give rise to Losses, including incurring costs only to the extent reasonably necessary to remedy the breach that gives rise to such Losses.

(f)        Other than claims of, or causes of action arising from, intentional breach or fraud, recovery by indemnified parties of their indemnifiable Losses in the aggregate will be subject to the following limitations:

(i)         The Sellers and the Purchaser may not recover Losses for any claim pursuant to Section 6.01(a) and Section 6.02(a), as applicable, unless and until the aggregate amount of all such Losses exceeds [***] Dollars ($[***]) (the “Deductible”), after which, such indemnified parties shall be entitled to recover all Losses in excess of the Deductible; and

(ii)        Except to the extent indemnifiable Losses arise out of an inaccuracy or breach of any Fundamental Representation, the maximum amount of Losses that an indemnified party may recover under Section 6.01(a) or Section 6.02 (a), as applicable, shall be [***] Dollars ($[***]); and

(iii)      The maximum amount of Losses that a Purchaser indemnified party may recover under Section 6.01 pursuant to an inaccuracy or breach of any Fundamental Representation, shall be [***] Dollars ($[***]).

(g)        The parties acknowledge and agree that each party’s sole and exclusive remedy with respect to claims arising from the breach of any representation or warranty contained in this Agreement or in any of the any Other Transaction Documents, or in any certificate or instrument delivered pursuant hereto or thereto (other than claims of, or causes of action arising from, intentional breach or fraud), shall be pursuant to the indemnification provisions set forth in this Article VI.

SECTION 6.04           Termination of Indemnification.

(a)        The obligations to indemnify and hold harmless a party hereto pursuant to (i) Sections 6.01(a) and 6.02(a) shall terminate when the applicable representation or warranty terminates pursuant to paragraph (b) below and (ii) the other clauses of Sections 6.01 and 6.02 shall not terminate; provided,  however, that as to clause (i) of this sentence such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the person to be indemnified or the related party thereto shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) to the indemnifying party, in which case any such claim and such obligations to indemnify and hold harmless shall survive the expiration of the applicable period until final resolution of such claim.

(b)        The representations and warranties contained in this Agreement or in any Other Transaction Document, or in any certificate or instrument delivered pursuant hereto or thereto, shall survive the Closing for a period of [***] after the Closing Date, provided,  however, that the Fundamental Representations shall survive the Closing indefinitely.  Each indemnified party must give written notice to the indemnifying party of any claim for indemnification under this Article VI in accordance with Section 6.05 or 6.06, as applicable.  Any claim for indemnification made in writing by the indemnified party on or prior to the expiration of the applicable survival period shall survive, and may continue to be asserted and indemnified against, until such claim is finally and fully resolved.  The covenants and agreements contained in this

Agreement or in any Other Transaction Document, or in any certificate or instrument delivered pursuant hereto or thereto, shall survive the Closing until fully performed or satisfied.

SECTION 6.05           Procedures Relating to Indemnification for Third Party Claims.

(a)        In order for a party (the “indemnified party”) to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any person who is not a party to this Agreement or an Affiliate, agent or representative of the foregoing against the indemnified party (a “Third Party Claim”), such indemnified party shall, as promptly as reasonably practicable, notify the indemnifying party in writing, and in reasonable detail, of the Third Party Claim for which indemnity may be sought hereunder; provided,  however, that failure to give such notification shall not affect the indemnification provided hereunder except and only to the extent the indemnifying party forfeits rights or defenses by reason of such failure or shall have been materially prejudiced as a result of such failure.  Such notice by the indemnified party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall include the estimated amount (if it is reasonably possible to calculate such amount) of the Losses that have been or may be sustained by the indemnified party.  Thereafter, the indemnified party shall deliver to the indemnifying party, promptly after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim.

(b)        If a Third Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party (not reasonably objected to by the indemnified party) and the indemnified party shall cooperate in good faith in such defense; provided, however, that the indemnifying party shall not be entitled to assume the defense of any Third Party Claim that (A) involves criminal liability or any admission of wrongdoing, (B) seeks equitable relief or any other non-monetary remedy against the indemnified party or (C) involves any Governmental Entity as a party thereto.  If the indemnifying party elects to assume the defense of a Third Party Claim in accordance with this Section 6.05(b), the indemnifying party shall not be liable to the indemnified party for legal expenses subsequently incurred by the indemnified party in connection with the defense thereof; provided,  however, that if in the reasonable opinion of outside counsel to the indemnified party (1) a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make separate representation advisable or (2) the indemnified party has legal defenses available to it which are different from or in addition to the defenses available to the indemnifying party, then the indemnified party may retain its own counsel at the expense of the indemnifying party; provided, further, that that indemnifying party shall not be required to pay for more than one such counsel for all indemnified parties in connection with any such Third Party Claim.  If the indemnifying party elects to assume the defense of a Third Party Claim in accordance with this Section 6.05(b), the indemnified party shall have the right to participate in the defense thereof and, without limiting the preceding sentence, to employ counsel, at its own cost and expense, separate from the counsel employed by the indemnifying party.  The indemnifying party shall be liable for the fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has failed to assume the defense thereof in accordance with this Section 6.05(b).

(c)        If the indemnifying party so elects to assume the defense of a Third Party Claim in accordance with Section 6.05(b), the indemnified party shall cooperate with the indemnifying party in the defense or prosecution thereof.  Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  If the indemnified party is conducting the defense of any Third Party Claim, the indemnifying party shall cooperate with the indemnified party in the defense or prosecution thereof.  Such cooperation shall include the retention and (upon the indemnified party’s request) the provision to the indemnified party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The indemnifying party shall not admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim without the indemnified party’s prior written consent, unless (i) the proposed settlement or disposition involves only the payment of money damages by the indemnifying party for which the indemnified party shall have no liability, (ii) the proposed settlement or disposition does not impose an injunction or other equitable relief upon the indemnified party, (iii) the proposed settlement or disposition does not include any admission of wrongdoing or misconduct and (iv) the indemnified party is fully and unconditionally released from any liability relating to such Third Party Claim.  The indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim without the indemnifying party’s prior written consent.  In the event that a settlement offer solely for monetary damages is made by the applicable Third Party claimant, and the indemnifying party notifies the indemnified party of its willingness to accepts the offer and, subject to the applicable limitations of Section 6.02, pay the amount called for by such offer, and the indemnified party declines to accept such offer, the indemnified party may continue to contest such Third Party claim, free of any participation from the indemnifying party, and the amount of any ultimate liability with respect to such Third Party Claim that the indemnifying party has an obligation to pay hereunder shall be limited to the lesser of (x) the amount of the settlement offer that the indemnified party declined to accept or (y) the aggregate Losses of the indemnified party with respect to such Third Party Claim.

SECTION 6.06          Procedures Related to Indemnification for Other Claims.  In the event any indemnified party should have a claim against any indemnifying party under Section 6.01 or 6.02 that does not involve a Third Party Claim being asserted against or sought to be collected from such indemnified party, the indemnified party shall promptly deliver written notice of such claim, in reasonable detail, to the indemnifying party; provided,  however, that failure by any indemnified party to so notify the indemnifying party shall not relieve the indemnifying party from any liability which it may have to such indemnified party under Section 6.01 or 6.02, except and only to the extent that the indemnifying party forfeits rights or defenses by reason of such failure or shall have been materially prejudiced as a result of such failure.  If the indemnifying party disputes its liability with respect to such claim, the indemnifying party and the indemnified party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of competent jurisdiction.

SECTION 6.07           Tax Treatment of Indemnification Payments.  For all United States Tax purposes, Purchaser, Sellers and each of their respective Affiliates agree to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price received by Sellers for the transactions contemplated by this Agreement unless a final determination (as defined in Section 1313 of the Code) provides otherwise.

ARTICLE VII

Miscellaneous

SECTION 7.01           Assignment.  This Agreement and the rights and obligations hereunder shall not be assignable or transferable by Purchaser, Sellers or Parent (including by operation of law in connection with a merger, consolidation or sale of substantially all the assets of Purchaser, Sellers or Parent) without the prior written consent of the other party hereto; provided, however, that Purchaser may assign its rights and obligations hereunder, without such consent, to any direct or indirect wholly owned subsidiary of Purchaser or to an acquirer of all or substantially all of the stock or assets of Purchaser, whether pursuant to a merger, sale of assets, or sale of stock or other ownership interests; provided, further, that Sellers may assign their rights and obligations hereunder, without such consent, to Parent or any direct or indirect wholly owned subsidiary of Sellers; provided, further, that no assignment shall relieve any party of its obligations hereunder.  Any attempted assignment in violation of this Section 7.01 shall be void.

SECTION 7.02           Terms.  As used throughout this agreement, references to Purchaser or Purchaser’s Affiliates shall be read to include any of their respective successors in interest.

SECTION 7.03           No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

SECTION 7.04           Expenses.  Whether or not the transactions contemplated hereby are consummated, and except as otherwise specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

SECTION 7.05           Amendments.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.  By an instrument in writing Purchaser, on the one hand, or Sellers, on the other hand, may waive compliance by the other with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.  Any such waiver will only be effective in the specific instance and for the specific and limited purpose for which it was given and will not be deemed a waiver of any other provision of this Agreement or of the same breach or default upon any recurrence thereof.  No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

SECTION 7.06           Notices.  All notices, requests, claims, demands or other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, or upon confirmation of receipt when transmitted by electronic mail, or if mailed, [***] after mailing ([***] in the case of overnight mail or overnight courier service), as follows:

(a)        if to Purchaser, to:

Wings Therapeutics, Inc.
2600 Tenth Street, #435
Berkeley, CA 94710
Attention:  Mark P. de Souza, President
E-mail:

with a copy (which shall not constitute notice) to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Attention:  Daniel H. Follansbee, Esq.
E-mail:  [***]

(b)        if to Sellers or Parent, to:

ProQR Therapeutics, N.V.
Zernikedreef 9
2333 CK Leiden
The Netherlands
Attention:  Nico Bunnik
E-mail:  [***]

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:  Danielle M. Lauzon, Esq.
E-mail:  [***]

SECTION 7.07           Interpretation; Definitions.

(a)        The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified, (ii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iii) all references herein to Articles, Sections, Exhibits or Schedules shall be construed to refer to Articles, Sections, Exhibits and Schedules of or to this Agreement, as the case may be, and (iv) the headings contained in this Agreement or any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Any capitalized terms used in any Exhibit or Schedule hereto but not otherwise defined therein shall have the meanings as defined in this Agreement.  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless business days are specified.  In the event of an ambiguity or a question of intent or interpretation, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b)        For all purposes hereof:

“Acquired Assets” has the meaning ascribed to such term in Section 1.05(a).

“Affiliate” means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person; and for the purposes of this definition, “control” when used with respect to any specified person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Laws” means, with respect to each party hereto, all laws, statutes, constitutions, treaties, directives, rules, regulations, principles of common law, resolutions, codes, ordinances, requirements, judgments, orders, decrees, injunctions, and writs of any Governmental Entity which has, or such party believes is reasonably likely to have, jurisdiction over such party or the businesses, operations or assets of such party, as they may be in effect on or prior to the Closing.

“Approval” or “Approved” means, with respect to a Product in any regulatory jurisdiction, approval from the applicable Regulatory Authority sufficient to manufacture, distribute, use (including in clinical trials) and sale of a Product in such regulatory jurisdiction in accordance with Applicable Laws including receipt of pricing and reimbursement approvals, where applicable.

“Asset” means any interest in any property of any kind, including money, wherever located, whether personal, real or mixed, whether tangible or intangible and whether or not reflected or of a nature that would be reflected in a balance sheet.

“Assignment and Assumption Agreement” means an assignment and assumption agreement with respect to the Transferred Contracts.

“Assumed Liabilities” has the meaning ascribed to such term in Section 1.06(a).

“Bill of Sale” means a bill of sale and assignment with respect to the Acquired Assets.

“business day” means any day, other than a Saturday or Sunday, on which commercial banks are not required or authorized to close in New York, New York.

“Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending March 31, June 30, September 30 and December 31.

“Calendar Year” means each successive period of twelve (12) calendar months commencing on January 1 and ending on December 31.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Combination Product” means a product that includes a Product and at least one additional active ingredient (whether co-formulated or co-packaged) other than a Product.  [***].

“Commercial License” means the contract pursuant to which Purchaser or any of its Affiliates grants a Commercial Licensee the right to co-develop, co-promote, co-market or otherwise has a license or other right to develop, promote, market, distribute, offer for sale, sell or import or to otherwise commercialize a Product.

“Commercial Licensee” means any third party that is a party to a contract with Purchaser or any of its Affiliates pursuant to which such third party obtains rights to co-develop, co-promote, co-market or otherwise has a license or other right to develop, promote, market, distribute, offer for sale, sell or import or to otherwise commercialize a Product.

“Commercialize” means activities directed to the marketing, promotion, use, selling, or offering for sale of a product, including pre-marketing, advertising, educating, planning, marketing, promoting, distributing, importing, exporting and post-marketing safety surveillance and reporting.  For clarity, Commercialization shall not include any activities related to the Manufacturing or Development of Products.

“Contract” means any agreement, contract, lease, license, promissory note, conditional sales contract, indenture, mortgage, deed of trust, commitment, undertaking, instrument or arrangement of any kind, whether or not in writing, under which (in each case) any obligation is legally enforceable against any Person, Asset or right.  Without limiting the generality of the foregoing, any agreement, commitment, undertaking or arrangement of any kind with a Governmental Entity shall constitute a “Contract” whether it was entered into voluntarily or pursuant to applicable law or in settlement of a claim or possible claim by such Governmental Entity, or otherwise.

“Develop” means non-clinical and clinical research and biological product development activities, including toxicology, test method development and stability testing, process development, formulation development, delivery system development, quality assurance and quality control development, statistical analysis, clinical studies (including pre- and post-approval studies), regulatory affairs, and product approval and clinical study regulatory activities.

“Dollars” or “$” means lawful money of the United States of America.

“Excluded Assets” has the meaning ascribed to such term in Section 1.05(b).

“Excluded Liability” has the meaning ascribed to such term in Section 1.06(b).

“EMA” means the European Medicines Agency.

“EU” means the European Union.

“Exploit” means to make, have made, import, use, sell or offer for sale, including to research, Develop, Commercialize, register, Manufacture, have Manufactured, hold or keep (whether for disposal or otherwise), have used, export, transport, distribute, promote, market or have sold or otherwise dispose of.

“Field” means all uses for the prevention, treatment, mitigation, palliation or diagnosis of epidermolysis bullosa.

“FDA” means the United States Food and Drug Administration.

“First Commercial Sale” means, with respect to a Product, the first sale for use or consumption by the general public of a Product in any country after Approval of a Product has been granted, or such marketing and sale is otherwise permitted, by the applicable Regulatory Authority of such country.

“Fundamental Representation” means the representations and warranties of the Sellers set forth in Sections 3.01 (Authority), 3.02 (No Conflict; Consents), and 3.03 (Assets and Properties) excluding the last sentence thereof.

“GAAP” means generally accepted accounting principles in the United States.

“Good Clinical Practices” means, with respect to Sellers, the then current standards for clinical trials for pharmaceuticals (including all applicable requirements relating to protection of human subjects), as set forth in the FDCA and applicable regulations promulgated thereunder (including, for example, 21 C.F.R. Parts 50, 54, and 56), as amended from time to time, and such standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are required by other organizations and Governmental Entities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, in which a Product of Sellers or their Affiliates is sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Good Laboratory Practices” mean, with respect to Sellers, the then current standards for pharmaceutical laboratories, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good laboratory practices as are required by other organizations and Governmental Entities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use in which a Product of Sellers or their Affiliates is sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Good Manufacturing Practices” mean, with respect to Sellers, the then current standards for the manufacture, processing, packaging, testing, transportation, handling and holding of drug products, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good manufacturing practices as are required by other organizations and Governmental Entities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use in which a Product of Sellers or their Affiliates are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

“Governmental Entity” means any federal, state, local or foreign government or any political subdivision thereof or any department, commission, board, bureau, agency, court, panel or other instrumentality of any kind of any of the foregoing, including without limitation any Regulatory Authority.

“Health Laws” means any law of any Governmental Entity (including multi-country organizations) the purpose of which is to ensure the safety, efficacy and quality of medicines or pharmaceuticals by regulating the research, development, manufacturing and distribution of these products, including laws relating to Good Laboratory Practices, Good Clinical Practices, investigational use, product marketing authorization, manufacturing facilities compliance and approval, Good Manufacturing Practices, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports such as the U.S. Federal Food, Drug, and Cosmetic Act of 1938, as amended (the “FDCA”), and the Public Health Service Act, as amended (the “PHSA”), in each case including the associated rules and regulations promulgated thereunder and all of their foreign equivalents.

“IND” means an Investigational New Drug Application filed with the FDA pursuant to Part 312 of Title 21 of the U.S. Code of Federal Regulations (or its successor regulation) with respect to a Product, or the equivalent application or filing filed with any equivalent agency or Governmental Entity outside the United States of America (including any supra-national agency such as the EMA), and all supplements, amendments, variations, extensions and renewals thereof that may be filed with respect to the foregoing.

“Intellectual Property” means all Patents, Trademarks, Internet Domain Name Registrations, Copyrights and Know-How and all other intellectual property and all copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium) and all goodwill associated with, and all rights related to or otherwise associated with, any of the foregoing in any jurisdiction in the world (including all rights to collect royalties, products and proceeds in connection with any of the foregoing, and to sue and bring other claims for past, present and future infringement, misappropriation or other violation of any of the foregoing, and to recover damages (including attorneys’ fees and expenses) and lost profits in connection therewith).

“IP Assignment Documents” means with respect to any Transferred Intellectual Property, intellectual property (patent, trademark, copyright and domain name assignments, as applicable) assignments of such Transferred Intellectual Property.

“Knowledge of Sellers” means the actual knowledge of [***], after due and reasonable investigation.

“Know-How” means any data, results, and information of any type whatsoever, whether tangible or intangible and regardless of the form or medium, including any know-how, trade secrets, expertise, knowledge, practices, techniques, concepts, methodologies, methods, processes, protocols, designs, ideas, inventions (whether or not patentable or reduced to practice), improvements, industrial designs and models, discoveries, developments, unpublished patent applications, specifications, formulations, formulae, materials or compositions of matter of any type or kind (patentable or otherwise), assays, screens, software, algorithms, models, data, databases, database rights, chemistry, manufacturing and control (CMC) information and data, lab notebooks, Patent data, stability, technology, test data and results (including pharmacological, biological, chemical, biochemical, toxicological, pre-clinical and clinical test data), analytical and quality control data, results or descriptions, studies and procedures, development, manufacturing and distribution costs, information contained in submissions to and information from regulatory authorities, and marketing and other reports.

“Liability” or “Liabilities” has the meaning ascribed to such term in Section 1.06(a).

“Liens” has the meaning ascribed to such term in Section 3.02.

“Losses” has the meaning ascribed to such term in Section 6.01.

“MAA” means an EU marketing authorization application.

“Manufacture” means making and having made, including all operations in the acquisition of materials and the production, testing, warehousing, packaging, labeling and, as applicable, release to the market, importing and having imported.

“Milestone Event” has the meaning ascribed to such term in Section 1.02.

“Milestone Payment” has the meaning ascribed to such term in Section 1.02.

“NDA” means a new drug application for a drug submitted in accordance with 21 C.F.R. Part 314, and all supplements submitted pursuant to the requirements of the FDA, including all documents, data and other information concerning the applicable drug which are necessary for FDA approval to market such drug in the United States, and any equivalent application submitted to any other health authority.

“Net Sales”  [***]

“Non-Disclosure Agreement” means the Confidential Disclosure Agreement, dated as of March 26, 2019, between Parent and Purchaser.

“Other Transaction Documents” means (i) the Bill of Sale, (iii) the Assignment and Assumption Agreement and (iii) the IP Assignment Documents.

“Patented Product” means a Product, the manufacture, use, sale, offer for sale or importation of which in or into a particular country would infringe a Valid Claim within the Transferred Patents, as determined on a Product-by-Product and country-by-country basis.

“Patents” means all issued patents, pending patent applications, statutory invention registrations and patent disclosures, and all reissues, continuations, continuations-in-part, divisional applications, substitutions, extensions, supplementary protection certificates, reexaminations, extensions and all foreign equivalents of any of the foregoing.

“person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Product” means a pharmaceutical preparation based on an exon skipping approach for dystrophic epidermolysis bullosa.

“Program” has the meaning ascribed to such term in the preamble.

“Purchase Price” has the meaning ascribed to such term in Section 1.01.

“Regulatory Authority” means any national or supranational Governmental Entity, including the FDA or the EMA, with responsibility for granting any license, registrations or Approvals with respect to a Product.

“Regulatory Materials” means all U.S. and non-U.S. regulatory applications, filings, submissions and approvals (including all INDs and NDAs, and foreign counterparts thereof, including MAAs, and all Approvals) for a Product or otherwise related to the Program (including manufacturing approvals, technical, medical, and scientific licenses, and pre-clinical, clinical and non-clinical study authorization applications or notifications), all amendments, supplements, supporting files, data, results, outcomes, studies, and reports relating thereto (in hard and electronic form) and all technical and other information contained therein, and all correspondence with Regulatory Authorities and other Governmental Entities relating to the foregoing, that, in each case, are in the possession of or controlled by, or held by or for Sellers or their Affiliates, whether generated, filed or held by or for Sellers or their Affiliates.

“Restricted Products” means programs involving exon skipping for dystrophic epidermolysis bullosa (including without limitation programs for [***]).

“Royalty Term” has the meaning ascribed to such term in Section 1.03(b).

“Royalty Report” has the meaning ascribed to such term in Section 1.03(c).

“Seller Products” means Products included within the Acquired Assets.

“Shares” has the meaning ascribed to such term in Section 1.01 “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of which) is owned directly or indirectly by such first person or by another subsidiary of such person.

“Supplies” means any and all raw materials, compounds, base chemicals, work in process, finished goods, supplies, parts and other supplies of any kind of the Sellers or their Affiliates of or relating to the Program, whether located on any of the Sellers’ premises, suppliers’ premises, in transit or elsewhere and all rights of the Sellers and their Affiliates with respect thereto.

“Tax” or “Taxes” means any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities, including income, gross receipts, corporation, ad valorem, premium, value-added, consumption, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, business license, business organization, environmental, profits, severance, stamp, occupation, windfall profits, escheat, customs duties, import, export, franchise, estimated and other taxes of any kind whatsoever imposed by the United States federal government or any state, local or foreign government, or any agency or political subdivision thereof (whether payable directly or by withholding), together with any interest, fines, penalties, assessments, additions to tax or additional amounts imposed with respect to such items, including any liability for payment of taxes as a transferee or successor by contract or otherwise.

“Transferred Intellectual Property” has the meaning ascribed to such term in Section 1.05(a).

“Transferred Patents” means the Patents included within the Transferred Intellectual Property.

“U.S.” or “United States” means the United States of America, including its territories and possessions (excluding all military bases and other military installations outside of the continental United States, Alaska, Hawaii and Washington, D.C.).

“Valid Claim” means a claim of an issued and unexpired patent which has not been held permanently revoked, unenforceable or invalid by a decision of a court or other Governmental Entity of competent jurisdiction, unappealable or unappealed within the time allowed for appeal and that is not admitted to be invalid or unenforceable through reissue, disclaimer or otherwise (i.e., only to the extent the subject matter is disclaimed or is sought to be deleted or amended through reissue).

“VAT” means value added tax imposed in any member state of the EU pursuant to Council Directive (EC) 2006/112 on the common system of value added tax and national legislation implementing that Directive or any predecessor to it, or supplemental to that Directive, or any similar tax which may be substituted for or levied in addition to it or any value added, sales turnover, goods and services or similar Tax imposed in a country which is not a member of the EU.

SECTION 7.08          Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form), all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.

SECTION 7.09           Entire Agreement.  This Agreement, the Other Transaction Documents and the Non-Disclosure Agreement contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements, drafts, understandings, promises, undertakings or implications relating to such subject matter, whether written or oral, including without limitation the Legally Binding Heads of Terms, dated March 25, 2019, between ProQR, Purchaser and Holding.  No provision of this Agreement shall be interpreted in favor of, or against, any party by reason of the fact that any such provision is inconsistent with any prior draft hereof.

SECTION 7.10           Severability.  If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity or enforceability of any other provision hereof (or the remaining portion thereof) or the application of such provision (or the remaining portion thereof) to any other persons or circumstances.  In the event that any provision of this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such provision shall be limited or eliminated, but only to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect.

SECTION 7.11            Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state.

SECTION 7.12           Representations and Warranties, Indemnities.  The representations and warranties made in this Agreement or made in writing pursuant hereto shall survive the Closing and be enforceable notwithstanding any investigation of or knowledge with respect to the matters covered thereby by or on behalf of any Party to whom they are made.  The Sellers and Purchaser acknowledge that the other is entering into this Agreement, and will consummate the transactions contemplated hereby, in reliance upon the express representations and warranties of the other Party made in this Agreement or made in a writing delivered pursuant hereto.  The indemnifications set forth in Article VI are intended to transfer the risk of the matters covered to the indemnifying party, irrespective of any knowledge that the indemnified party has with respect to the matters covered.

SECTION 7.13           Dispute Resolution.

(a)        All disputes or claims arising under or in any way relating to this Agreement or to the acquisition of the Acquired Assets by Purchaser or Purchaser’s use or enjoyment of any of the Acquired Assets shall be settled by arbitration before a panel of three (3) neutral arbitrators (selected from a panel of persons who are attorneys having experience with and knowledge of the pharmaceutical industry), in New York, New York and administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules as then in effect.  Any provisional or equitable remedy which would be available from a court of law shall be available from the arbitrator.  Judgment upon the award of the arbitrators may be enforced in any court having jurisdiction thereof.  Any award rendered by the arbitrators shall be conclusive and binding upon the Parties hereto; provided,  however, that any such award shall be accompanied by a written opinion of the arbitrators giving the reasons for the award.  In making such award, the arbitrators shall be authorized to award interest on any amount awarded.  This provision for arbitration shall be specifically enforceable by the Sellers and Purchaser and the decision of the arbitrators in accordance herewith shall be final and binding and there shall be no right of appeal therefrom.

(b)        To the extent that arbitration may not be legally permitted and the Sellers and Purchaser do not at the time of such dispute or claim mutually agree to submit such dispute or claim to arbitration the Sellers or Purchaser may commence a civil action in a court of appropriate jurisdiction to solve disputes or claims hereunder.  Nothing contained in this Section 7.13 shall prevent the Sellers and Purchaser from settling any dispute or claim by mutual agreement at any time.

(c)        Neither Party shall be precluded by this Section 7.13 from seeking, from the courts of any jurisdiction, provisional or equitable remedies of a type not available in arbitration, including temporary restraining orders and preliminary or permanent injunctions, nor shall the pursuit of such provisional or equitable relief constitute a waiver or modification of such Party’s right and obligation to arbitrate any related or unrelated dispute that is otherwise subject to arbitration under this Agreement, unless such waiver is expressed in writing and signed by such Party.  In the event any Person not a Party to this Agreement shall commence any interpleader or similar action that either directly or indirectly raises issues that are subject to arbitration, the Sellers and Purchaser shall seek a stay of such proceedings pending arbitration in accordance with this Agreement.

(d)        The Parties hereto acknowledge that a breach of this Section 7.13 would result in irreparable injury to the non-breaching Party, and the non-breaching Party will be entitled to seek equitable relief, including specific performance, to enforce the provisions of this Section 7.13.

(e)        In the event of any Third Party Claim where the Indemnifying Party does not assume the defense of such Third Party Claim, nothing in this Section 7.13 shall prevent the Indemnified Party from impleading the Indemnifying Party or otherwise joining the Indemnifying Party to any litigation relating to such Third Party Claim.

SECTION 7.14            Consent to Jurisdiction; Service of Process.  The Parties consent to the nonexclusive jurisdiction of the state courts of New York located in New York City in connection with any action arising out of or relating to this Agreement or, at the option of the Party bringing the action or proceeding, the federal courts located in New York City in the State of New York.  The Parties agree that venue is proper in and waive any objection that they may now or in the future have to any action being brought in any of these courts, and agree not to plead or claim that any action brought in any of these courts has been brought in an inconvenient forum.  The Parties further waive personal service of any summons, complaint or other process in connection with such action and agree that service may be made by any means permitted or prescribed in this Agreement for delivery of notices or by any means permitted by applicable law.  Nothing contained in this Section 7.14 is intended to limit the applicability of Section 7.13.  In the event of any conflict between the provisions of this Section 7.14 and the provisions of Section 7.13, the provisions of Section 7.13 shall control.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Purchaser and Sellers have duly executed this Agreement as of the date first written above.

PURCHASER:	WINGS THERAPEUTICS, INC.

	By:	/s/ Mark P. de Souza
		Name:	Mark P. de Souza
		Title:	President

SELLERS:	PROQR THERAPEUTICS I B.V.

	By:	/s/ Daniel de Boer
		Name:	Daniel de Boer
		Title:	Managing Director, on behalf of ProQR Therapeutics N.V.

PROQR THERAPEUTICS VII B.V.

	By:	/s/ Daniel de Boer
		Name:	Daniel de Boer
		Title:	Managing Director, on behalf of ProQR Therapeutics N.V.

PROQR THERAPEUTICS HOLDING B.V.

	By:	/s/ Daniel de Boer
		Name:	Daniel de Boer
		Title:	Managing Director, on behalf of ProQR Therapeutics N.V.

PARENT:	SOLELY FOR PURPOSES OF ARTICLE VI:

PROQR THERAPEUTICS N.V.

	By:	/s/ Daniel de Boer
		Name:	Daniel de Boer
		Title:	CEO

Schedule 1.05(a)

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Schedule 1.9

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Disclosure Schedules

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